Mail Stop 0511

May
3, 2005

Buddy Young, President
Futura Pictures, Inc.
17337 Ventura Boulevard, Suite 208
Encino, California   91316

RE:  Futura Pictures, Inc. ("the company")
        File No.  333-123611
        Registration Statement on Form SB-2
        Filed March 28, 2005 and amended March 30, 2005

Dear Mr. Young:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page
1. The amount of the SEC filing fee stated in the table on the cover page of the registration statement and that shown in the Item 25, "Other Expenses of Issuance..." should reconcile. Please revise as appropriate.







Prospectus Summary
Use of Proceeds

2. The second sentence, "[W]e anticipate selling all of the
3,000,000
shares and having $540,000 in net proceeds..." is noted. Please state the basis for this representation or delete it.
3. With respect to the second paragraph of this section, please indicate here or in another appropriate section of the prospectus how many employees will need to be hired to commence operations and how many can be hired assuming various levels of shares are sold and if minimal or no shares are sold.

Summary Financial Information

4. Please provide in tabular form summary financial information in this section.

Risk Factors

5. The second sentence should make clear that all of the material risk factors have been addressed in this section.

6. It is suggested that all capital letters be eliminated from the risk factor headings; rather, please use bold-face letters for emphasis.

7. Please add a risk factor addressing the adverse effects if only a nominal amount of securities is sold in the offering.

"Our Operations Will Require Outside Financing..."

8. It appears that you are combining two (2) risk factors here;
one
addressing financing and the other, dilution. Please separate these and present as two separate risk factors.

"As a Result of Our Limited Capital Resources..."

9. The reference here to "various outside business interests..."
is
noted. If these other activities present a potential conflict of interest, another risk factor should be provided to address this concern.

10. If management has had no prior business experience in this specific line of work, please consider another risk factor accordingly.

Disclosure Regarding Forward-Looking Statements

11. Please delete the word "will" from the list of terms.

Use of Proceeds

12. Under this section, you show a "50% of the offering" and "100% of the offering" scenario, while under "Dilution" you provide a table with scenarios of 33%, 67%, and 100%. For sake of clarity and consistency, please revise as appropriate to make the disclosure consistent and comparable.

13. Please disclose whether any proceeds will or may be used to repay loans from Mr. Young.

Market for Common Equity...

No Public Market

14. It is noted, "[I]f and when Futura Pictures is successful in having its shares listed and publicly traded, this offering will automatically terminate." Please fully explain the reason for this provision. In this regard, we note disclosure that you will seek quotation or listing on a securities market following effectiveness of the registration statement. The termination of the offering shortly after effectiveness may prevent Futura from raising capital adequate to execute its business plan and thus the early termination is confusing. Please explain as appropriate.

Management`s Discussion and Analysis

15. Please explain the issuance of securities for services to date and any anticipated services. Please describe the services rendered and/or to be rendered, disclose the principal terms of consulting service agreements, name the parties rendering the services and describe their qualifications and experience in providing these services. Please file any consulting agreements as exhibits to the registration statement.




Plan of Operation

16. Please significantly expand the disclosure in this section to detail the specific activities to be taken in the 12 month period, explain how the activities will be performed, quantify the expected cost and disclose the time for completion. If the nature and extent of your operations will depend on the amount of proceeds received in your offering, please explain.

17. To the extent not disclosed in response to the preceding comment, disclose the milestones which need to be achieved before Futura will commence earning revenues from its proposed business activities, quantify the cost of each milestone and disclose the timeframe for achievement.

18. Please state the amount of the promissory note and its material terms. Please also file the note as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

19. Please disclose whether or not the company can go forward with its operational plans without the proceeds from this offering or whether there is some minimum amount it must receive in order to commence operations.



Liquidity and Capital Resources

20. State the company`s cash balance as of a recent date.

21. Please file as exhibits the option agreements on the two screenplays, as required by Item 601(b) of Regulation S-B. Also, please disclose all of the material provisions of the option agreements.

Description of Business

Overview of the Motion Picture Industry

22. In light of the fact that the description of the motion picture industry is outside of what the company will do, please clarify the company`s role in relation to the industry

Competition

23. Revise to expand the last paragraph of this section to clarify "...sustain ongoing relationships with writers, directors, actors,
...."  Please state whether or not the company presently has any relationships, affiliations, or understandings with any such writers, directors, or actors.

Description of Property

24. We note the company presently utilizes office space at no cost, from the company`s attorney. Please disclose whether or not there is any understanding or agreement regarding future compensation or work.

Management

25. Please disclose the nature of the activities of Advantage Mergers and Acquisitions, including the nature and extent of any activities connected with the offering of securities or the offer and sale of securities, either as principal or agent for others. Please disclose the nature of any involvement by Advantage Mergers and Acquisitions in transactions engaged in by the reporting companies listed in Mr.
Young`s business experience description. Please quantify any cash or non-cash compensation received by Advantage Mergers in connection with those transactions.

26. From a review of filings by reporting companies controlled by
Mr.
Young and other members of Futura`s management, we note that in at least 2 prior instances the reporting company sold its public status to the control persons of a private operating company and the assets
held by the reporting company were returned to Mr. Young and his associates. These transactions suggest that the prior reporting companies -Advanced Knowledge, Inc. and Becor Communications, Inc.
-
were blank check companies. Please disclose these prior events and disclose whether Futura should be considered a blank check company under Rule 419. If you do not believe Futura is a blank check company, please explain in your disclosure.

27. Please expand the business experience descriptions to briefly indicate the business activities of each named entity. Also, please indicate which entities are SEC reporting companies.

28. The business experience descriptions of several individuals appear to omit positions with Advanced Media Inc. and Advanced
Media
Training Inc.  Please revise.

Compensation of Officers and Directors

29. Please provide the compensation table as required by Item
402(a)
of Regulation S-B.

Certain Relationships and Related Transactions

30. Please name each promoter and provide the disclosure required by
Item 404(d) of Regulation S-B. See the definition of promoter in Rule 405 of Regulation C.

31. The initial paragraph should be expanded to include the information contained in Note 5 to the financial statements regarding the 190,000 shares of company stock paid to Mr. Young for the loan commitment.

32. The second paragraph and the disclosure under "Description of Property" should be consistent regarding the company`s use of office space provided by Mr. Albright. The disclosure hereunder states that the approximately 600 square feet will be "adequate for our operations through the end of our current fiscal year..." but under
"Description..."it states that approximately 500 square feet is currently utilized but "[W]e anticipate leasing office space from an unaffiliated third party...as cash resources permit." Please revise as appropriate.

Principal Stockholders

33. The percentage owned by all officers and directors does not appear correct. Please revise or explain supplementally.

Plan of Distribution

34. Please update the status of applying to register or qualify the company`s common stock for resale pursuant to the "Blue Sky" laws in
New Jersey and Florida.

35. Please supplementally explain the facts supporting the availability of Rule 3a4-1 for Messrs. Young, Spiegelman, Powell and
Albright in selling the securities in this offering.


36. The last paragraph appears to deal with blank check companies, which you refer to as "companies whose only business is to seek to secure business opportunities." Please explain this disclosure.

Legal matters

37. Please provide the disclosure required by Item 509 of Regulation
S-B.

Part II.

Item 27. Exhibits

38. You have provided the staff several documents that you refer to as "exhibits", including the option agreement between the company and
Frank Gillman, the option agreement between the company and Don Tsuchiyama, 2004 Annual Report on the Home Entertainment Industry, and U. S. Entertainment Industry: 2003 MPA Market Statistics. Please file these documents as part of the registration statement in the next amendment to the extent required by Item 601 of Regulation
S-B, and revise your exhibit index to list each such exhibit.


Financial Statement Comments
Dilution

39. Please provide us with a supplemental schedule supporting the amounts disclosed on page 9. Also, consider revising to plainly disclose the net tangible book value as of February 28, 2005.

Loss Per Share

40. It appears that the computation of the company`s loss per share should be based on the period from commencement of operation on January 5, 2005 through year end February 28, 2005. It is not clear why the calculation should include periods prior to issuance. See TPA 5500.03 and Appendix C of SFAS 128.


Development Stage

41. Please expand Note 1 to state that statements of operations and cash flows are not presented separately for the period from December
10, 2003 (inception) to February 28, 2004 because the company had no transactions prior to January 5, 2005. Also, please disclose the company`s fiscal year-end.

General

42. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

43. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement. In this regard, the consent in Exhibit 23.1 should not refer to incorporation by reference because the auditors report is filed within the registration statement. Please revise.


Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 Please contact Maureen Bauer at (202) 551-3237 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.





Sincerely,





John Reynolds, Assistant Director

Office of Emerging Growth Companies



CC:  L. Stephen Albright, Esq.
        Via fax  (818) 784-0205





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